Exhibit (h)(2)

ARK VENTURE FUND

Amended and Restated Shareholder Services Plan

April 1, 2023

WHEREAS, ARK Venture Fund (the “Fund”) engages in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Fund previously adopted a Distribution and Service Plan on a voluntary basis in conformity with Rule 12b-1 under the Act (“Rule 12b-1”), pursuant to which the common shares of beneficial interest (the “Shares”) of the Fund will bear the expenses of distributing and servicing the Shares;1

WHEREAS, the Fund desires to amend and restate the previously adopted Distribution and Service Plan as described hereunder (the “Plan”);

WHEREAS, the Board of Trustees (the “Board”) of the Fund has determined that there is a reasonable likelihood that adoption of the Plan will benefit the Fund and its shareholders; and

WHEREAS, the Fund employs Foreside Fund Services, LLC (the “Distributor”) as Distributor of the Shares pursuant to the Amended and Restated Distribution Agreement dated April 1, 2023, as it may be amended from time to time.

[1]	Rule 12b-1 does not apply to closed-end funds such as the Fund. However, because the Fund may in the future decide to seek an exemptive order from the Securities and Exchange Commission to permit the Fund to offer multiple classes of Shares, the Fund has voluntarily determined to comply with the provisions of Rule 12b-1, and to adopt and implement the Plan in the manner required by Rule 12b-1, as if the Fund were a registered open-end investment company.

NOW, THEREFORE, the Fund hereby adopts, and the Distributor hereby agrees to the terms of, the Plan on the following terms and conditions:

1.	Service Plan.

(a)	The Fund is authorized to compensate the Distributor for personal and account maintenance services performed and expenses incurred by the Distributor in connection with the Shares. The amount of such compensation paid during any one year shall not exceed 0.15% of the average daily net assets of the Fund. Such compensation shall be calculated and accrued daily and payable monthly or at such other intervals as the Board of Trustees may determine. The compensation payable pursuant to this paragraph 1 is intended to finance personal and account maintenance services and expenses, which are not primarily intended to result in the sale of the Shares of the Fund within the meaning of Rule 12b-1 under the Act. The total compensation paid under this paragraph 1 for “personal and account maintenance services and expenses” may not exceed the maximum cap imposed on “service fees” by subsection (d) of the Financial Industry Regulatory Authority (“FINRA”) Rule 2341.

(b)	Personal and account maintenance services include, but are not limited to, payments made to or on account of the Distributor, other brokers, dealers and financial service firms that have entered into agreements with the Distributor or their respective officers, sales representatives and employees who respond to inquiries of, and furnish assistance to, shareholders regarding their ownership of Shares or their accounts or who provide similar services not otherwise provided by or on behalf of the Fund.

2.	General Provisions.

(a)	This Plan shall not take effect until the Plan, together with any related agreement, has been approved by votes of a majority of both (a) the Board; and (b) those Trustees of the Fund who are not “interested persons” of the Fund (as defined by the Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Independent Trustees”) in accordance with the provisions of the Act and the rules or regulations promulgated thereunder and any applicable guidance or interpretation of the SEC or its staff.

(b)	This Plan shall remain in effect until one year from the date of this Plan set forth above, and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided in paragraph 2(a).

(c)	The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of services and expenses provided or incurred under this Plan, and the purposes for which such services were performed and expenses were incurred.

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(d)	This Plan will terminate automatically in the event of its assignment (as defined in the Act). In addition, this Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Shares. The Fund authorizes the Distributor, if the Distributor so elects, to assign to a third party any payments that the Distributor is entitled to receive for the Distributor’s services hereunder free and clear of any offset, defense or counterclaim the Fund may have against the Distributor (it being understood that the foregoing does not constitute a waiver of any claim the Fund may have against the Distributor) and except to the extent that any change or modification after the date hereof of (x) the provisions of the Act, the rules and regulations thereunder or other applicable law or (y) any interpretation of the Act, the rules and regulations thereunder or other applicable law shall restrict the Distributor’s right to make such transfer free and clear of any offset, defense or counterclaim.

(e)	No material amendment to this Plan shall be made unless approved in the manner provided in paragraph 2(a).

(f)	While this Plan is in effect, the selection and nomination of the Independent Trustees shall be committed to the discretion of the Independent Trustees.

(g)	The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 2(c), for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

(h)	The obligations of the Fund hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund’s property shall be bound.

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IN WITNESS WHEREOF, the Fund and the Distributor have executed this Plan as of the day and year first above written.

ARK VENTURE FUND

By:	/s/ Kellen Carter
Name:	Kellen Carter
Title:	Chief Compliance Officer

FORESIDE FUND SERVICES, LLC

By:	/s/ Teresa Cowan
Name:	Teresa Cowan
Title:	President

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